EXHIBIT (a)(2)(A)

2000 Seaport Blvd., Suite 400
Pacific Shores Center
Redwood City, CA 94063

August 2, 2017

To Our Stockholders:

             As we previously announced, on July 17, 2017, Rocket Fuel Inc. entered into a merger agreement providing for the acquisition of Rocket Fuel by Sizmek Inc. In the acquisition, Rocket Fuel stockholders will receive $2.60 for each share of Rocket Fuel common stock that they hold.

             Sizmek has commenced a tender offer to acquire all shares of Rocket Fuel common stock. This tender offer is conditioned on, among other things, more than 50% of the shares of Rocket Fuel common stock being validly tendered and not withdrawn prior to the expiration of the offer. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of August 29, 2017. Upon its completion, and subject to the satisfaction of certain conditions, the tender offer will be followed by a merger in which each share of Rocket Fuel common stock not purchased in the tender offer will be converted into the right to receive $2.60 per share in cash, without interest.

             The Rocket Fuel Board of Directors has determined that it is in the best interests of Rocket Fuel and its stockholders, has approved and has declared it advisable to enter into the merger agreement and consummate the tender offer and the merger. The Rocket Fuel Board of Directors recommends that Rocket Fuel stockholders accept the offer and tender their shares of Rocket Fuel common stock pursuant to the offer.

             In arriving at its recommendation, the Rocket Fuel Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. In addition to the Schedule 14D-9, also enclosed are Sizmek's Offer to Purchase, dated August 2, 2017, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. You should read these materials carefully.

             Thank you for your support of Rocket Fuel.

Very truly yours,
E. Randolph Wootton III Chief Executive Officer and Director